Exhibit 99.1

Full Truck Alliance Co. Ltd. Announces Fourth Quarter and Fiscal Year 2025 Unaudited Financial Results

GUIYANG, China, March 12, 2026—Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) (NYSE: YMM), a leading digital freight platform, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025.

Fourth Quarter and Fiscal Year 2025 Financial and Operational Highlights

•

Total net revenues in the fourth quarter of 2025 were RMB3,192.6 million (US$456.5 million), an increase of 0.6% from RMB3,174.3 million in the same period of 2024. Total net revenues in 2025 were RMB12,489.9 million (US$1,786.0 million), an increase of 11.1% from RMB11,238.6 million in 2024.

•

Net income in the fourth quarter of 2025 was RMB994.3 million (US$142.2 million), an increase of 73.0% from RMB574.6 million in the same period of 2024. Net income in 2025 was RMB4,459.1 million (US$637.6 million), an increase of 42.8% from RMB3,123.4 million in 2024.

•

Non-GAAP adjusted net income[1] in the fourth quarter of 2025 was RMB1,063.1 million (US$152.0 million), an increase of 1.1% from RMB1,052.0 million in the same period of 2024. Non-GAAP adjusted net income in 2025 was RMB 4,794.7 million (US$685.6 million), an increase of 19.3% from RMB4,020.4 million in 2024.

•

Fulfilled orders[2] in the fourth quarter of 2025 reached 63.9 million, an increase of 12.3% from 56.9 million in the same period of 2024. Fulfilled orders in 2025 reached 236.3 million, an increase of 19.8% from 197.2 million in 2024.

•

Average shipper MAUs[3] in the fourth quarter of 2025 reached 3.28 million, an increase of 11.6% from 2.93 million in the same period of 2024. Average shipper MAUs in 2025 reached 3.14 million, an increase of 18.6% from 2.64 million in 2024.

Mr. Peter Hui Zhang, Founder, Chairman, and Chief Executive Officer of FTA, commented, “We achieved improvements in both user experience and profitability amid a complex market environment in the fourth quarter of 2025 through disciplined strategic execution. For the full year, fulfilled orders exceeded 236 million, representing nearly 20% year-over-year growth; average shipper MAUs increased 18.6% year over year, reflecting a healthier ecosystem across both shippers and truckers. Meanwhile, we piloted AI assistant capabilities for shippers to enhance fulfillment efficiency across the platform. Looking ahead, we will accelerate the adoption of AI across logistics transactions and fulfillment, creating greater value for the industry.”

Mr. Langbo Guo, President of FTA, added, “Looking back at 2025, we continued to drive growth through a dual focus on user growth and ecosystem development. Full-year revenue reached RMB 12.49 billion, up 11.1% year-over-year. At the same time, revenue mix further improved, with transaction service revenue growing 38.2% year-over-year. Net income reached RMB 4.46 billion, up 42.8% year-over-year, and non-GAAP adjusted net income reached RMB 4.79 billion, up 19.3% year-over-year, demonstrating sustained profitability. Moving forward, we will actively leverage AI to empower both shippers and truckers, further strengthening our core competitiveness and sustainable profitability.”

[1]

Non-GAAP adjusted net income is defined as net income excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; (iv) impairment loss of long-term investment; and (v) tax effects of non-GAAP adjustments. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Fulfilled orders on our platform in a given period are defined as all shipping orders matched through our platform during such period but exclude (i) shipping orders that are subsequently canceled and (ii) shipping orders for which our users failed to specify any freight prices, as there are substantial uncertainties as to whether such shipping orders are fulfilled.

[3]

Average shipper MAUs in a given period are calculated by dividing (i) the sum of shipper MAUs for each month of a given period by (ii) the number of months in a given period. Shipper MAUs are defined as the number of active shippers on our platform in a given month. Active shippers are defined as the aggregate number of registered shipper accounts that have posted at least one shipping order on our platform during a given period.

Fourth Quarter 2025 Financial Results

Net Revenues (including value added taxes, or “VAT” of RMB1,422.1 million and RMB1,088.6 million for the three months ended December 31, 2024 and 2025, respectively). Total net revenues in the fourth quarter of 2025 were RMB3,192.6 million (US$456.5 million), representing an increase of 0.6% from RMB3,174.3 million in the same period of 2024, primarily attributable to an increase in revenues from value-added services.

Freight matching services. Revenues from freight matching services in the fourth quarter of 2025 were RMB2,704.2 million (US$386.7 million), compared with RMB2,704.9 million in the same period of 2024. The slight decrease was mainly due to a decrease in freight brokerage service revenues, substantially offset by an increase in transaction service revenues and freight listing service revenues.

•

Freight brokerage service. Revenues from freight brokerage service in the fourth quarter of 2025 were RMB961.5 million (US$137.5 million), compared with RMB1,316.1 million in the same period of 2024, primarily attributable to a decrease in transaction volume, partially offset by an increase in service fee rate.

•

Freight listing service. Revenues from freight listing service in the fourth quarter of 2025 were RMB255.2 million (US$36.5 million), an increase of 10.7% from RMB230.5 million in the same period of 2024, primarily due to the growing number of total paying members.

•

Transaction service. Revenues from transaction service amounted to RMB1,487.5 million (US$212.7 million) in the fourth quarter of 2025, an increase of 28.4% from RMB1,158.3 million in the same period of 2024, primarily driven by increases in order volume, penetration rate and per-order transaction service fee.

Value-added services.4 Revenues from value-added services in the fourth quarter of 2025 were RMB488.4 million (US$69.8 million), an increase of 4.1% from RMB469.3 million in the same period of 2024. The increase was primarily due to an increase in other value-added services revenues, attributable to the inclusion of revenues from Giga.AI Technology Limited (“Giga.AI”) subsequent to its consolidation into the Company’s financial results since July 9, 2025, partially offset by a decrease in credit solutions revenues.

Cost of Revenues (including VAT net of government grants of RMB1,070.9 million and RMB843.2 million for the three months ended December 31, 2024 and 2025, respectively). Cost of revenues in the fourth quarter of 2025 was RMB1,076.7 million (US$154.0 million), compared with RMB1,391.7 million in the same period of 2024, primarily due to decreases in VAT, related tax surcharges and other tax costs, net of grants from government authorities. These tax-related costs net of government grants totaled RMB864.9 million, compared with RMB1,278.5 million in the same period of 2024, primarily due to a decrease in tax costs net of government grants related to the Company’s freight brokerage service.

Sales and Marketing Expenses. Sales and marketing expenses in the fourth quarter of 2025 were RMB497.3 million (US$71.1 million), compared with RMB471.8 million in the same period of 2024. The increase was primarily due to additional investments in user ecosystem enhancement and user rights protection, partially offset by efficiency-focused spending on user acquisitions.

General and Administrative Expenses. General and administrative expenses in the fourth quarter of 2025 were RMB191.9 million (US$27.4 million), compared with RMB202.3 million in the same period of 2024. The decrease was primarily due to lower share-based compensation expenses, partially offset by higher salary and benefit expenses.

Research and Development Expenses. Research and development expenses in the fourth quarter of 2025 were RMB258.2 million (US$36.9 million), compared with RMB205.0 million in the same period of 2024. The increase was mainly due to the inclusion of Giga.AI’s R&D costs.

Income from Operations. Income from operations in the fourth quarter of 2025 was RMB 1,027.9 million (US$147.0 million), an increase of 23.0% from RMB835.4 million in the same period of 2024.

Non-GAAP Adjusted Operating Income.5 Non-GAAP adjusted operating income in the fourth quarter of 2025 was RMB1,102.4 million (US$157.6 million), an increase of 14.4% from RMB963.3 million in the same period of 2024.

Net Income. Net income in the fourth quarter of 2025 was RMB994.3 million (US$142.2 million), an increase of 73.0% from RMB574.6 million in the same period of 2024.

Non-GAAP Adjusted Net Income. Non-GAAP adjusted net income in the fourth quarter of 2025 was RMB1,063.1 million (US$152.0 million), an increase of 1.1% from RMB1,052.0 million in the same period of 2024.

Basic and Diluted Net Income per ADS6 and Non-GAAP Adjusted Basic and Diluted Net Income per ADS.7 Basic net income per ADS was RMB0.95 (US$0.14) in the fourth quarter of 2025, compared with RMB0.54 in the same period of 2024. Diluted net income per ADS was RMB0.94 (US$0.14) in the fourth quarter of 2025, compared with RMB0.53 in the same period of 2024. Non-GAAP adjusted basic net income per ADS was RMB1.01 (US$0.14) in the fourth quarter of 2025, compared with RMB1.00 in the same period of 2024. Non-GAAP adjusted diluted net income per ADS was RMB1.01 (US$0.14) in the fourth quarter of 2025, compared with RMB0.99 in the same period of 2024.

Balance Sheet and Cash Flow

As of December 31, 2025, the Company had cash and cash equivalents, restricted cash, short-term investments, long-term time deposits and wealth management products with maturities over one year of RMB31.5 billion (US$4.5 billion) in total, compared with RMB29.2 billion as of December 31, 2024.

As of December 31, 2025, the total outstanding loan balance8 was RMB5.5 billion (US$0.8 billion), compared with RMB4.4 billion as of December 31, 2024. The total non-performing loan ratio8 was 2.9% as of December 31, 2025, compared with 2.0% as of December 31, 2024, primarily due to an increase in industry-wide risk fluctuation.

In the fourth quarter of 2025, net cash provided by operating activities was RMB1,330.9 million (US$190.3 million), compared with RMB1,150.0 million in the same period of 2024. Free cash flow9 was RMB1,296.4 million (US$185.4 million), compared with RMB1,126.3 million in the same period of 2024.

[4]

The Company provides a range of value-added services including credit solutions, insurance services, electronic toll collection, energy services, services arising from the consolidation of Giga.AI, and other services on the FTA platform.

[5]

Non-GAAP adjusted operating income is defined as income from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; and (iii) compensation cost incurred in relation to acquisitions. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[6]	ADS refers to American depositary shares, each of which represents 20 Class A ordinary shares.
[7]

Non-GAAP adjusted basic and diluted net income per ADS is net income attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; (iv) impairment loss of long-term investment; and (v) tax effects of non-GAAP adjustments, divided by weighted average number of basic and diluted ADSs, respectively. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release. Off-balance sheet loans refer to the loans funded by the Company’s institutional funding partners that we bear principal risk.

[8]

To better reflect the substance of our credit solutions business and present its complete operating performance, we have revised the calculation methodologies of the total outstanding loan balance and the non-performing loan (“NPL”) ratio by including off-balance sheet loans in the calculation. Total outstanding loan balance means the aggregate principal amount outstanding under on-balance sheet and off-balance sheet loans as of the end of each reporting period, excluding loans that are more than 180 days past due. NPL ratio is calculated by dividing the sum of total outstanding principal of the on- and off-balance sheet loans that were over 90 calendar days past due (excluding loans that are over 180 days past due and are therefore charged off) by the sum of total outstanding principal of on- and off-balance sheet loans (excluding loans that are over 180 days past due and are therefore charged off) as of a specified date. Comparative periods have been restated accordingly to conform to this presentation.

[9]	Free cash flow is defined as operating cash flow adjusted for the impact from capital expenditures. Capital expenditures include purchase of property and equipment and intangible assets.

Fiscal Year 2025 Financial Results

Net Revenues (including value added taxes, or “VAT” of RMB5,097.7 million and RMB4,671.4 million for the years ended December 31, 2024 and 2025, respectively). Total net revenues in 2025 were RMB12,489.9 million (US$1,786.0 million), representing an increase of 11.1% from RMB11,238.6 million in 2024, primarily attributable to an increase in revenues from freight matching services.

Freight matching services. Revenues from freight matching services in 2025 were RMB10,496.8 million (US$1,501.0 million), representing an increase of 11.0% from RMB9,455.1 million in 2024. The increase was mainly due to the rapid increase in transaction service revenues, partially offset by a decrease in freight brokerage service revenues.

•

Freight brokerage service. Revenues from freight brokerage service in 2025 were RMB4,199.4 million (US$600.5 million), compared with RMB4,727.0 million in 2024, primarily attributable to a decrease in transaction volume, partially offset by an increase in service fee rate.

•

Freight listing service. Revenues from freight listing service in 2025 were RMB980.2 million (US$140.2 million), an increase of 11.4% from RMB879.5 million in 2024, primarily due to the growing number of total paying members.

•

Transaction service. Revenues from transaction service amounted to RMB5,317.2 million (US$760.4 million) in 2025, an increase of 38.2% from RMB3,848.7 million in 2024, primarily driven by increases in order volume, penetration rate and per-order transaction service fee.

Value-added services. Revenues from value-added services in 2025 were RMB1,993.1 million (US$285.0 million), an increase of 11.8% from RMB1,783.5 million in 2024. The increase was primarily due to an increase in credit solutions revenues and the inclusion of Giga.AI’s revenues.

Cost of Revenues (including VAT net of government grants of RMB3,893.4 million and RMB3,262.4 million for the years ended December 31, 2024 and 2025, respectively). Cost of revenues in 2025 was RMB4,618.8 million (US$660.5 million), compared with RMB5,100.6 million in 2024, primarily due to decreases in VAT, related tax surcharges and other tax costs, net of grants from government authorities. These tax-related costs net of government grants totaled RMB3,944.7 million, compared with RMB4,584.4 million in 2024, primarily due to a decrease in tax costs net of government grants related to the Company’s freight brokerage service.

Sales and Marketing Expenses. Sales and marketing expenses in 2025 were RMB1,747.8 million (US$249.9 million), compared with RMB1,596.8 million in 2024. The increase was primarily due to further investments in user ecosystem enhancement and user rights protection, as well as an increase in advertising and marketing expenses for user acquisitions.

General and Administrative Expenses. General and administrative expenses in 2025 were RMB709.8 million (US$101.5 million), compared with RMB913.8 million in 2024. The decrease was primarily due to lower share-based compensation expenses.

Research and Development Expenses. Research and development expenses in 2025 were RMB874.4 million (US$125.0 million), compared with RMB880.0 million in 2024. The decrease was mainly due to lower salary and benefits expenses, partially offset by the inclusion of Giga.AI’s R&D costs.

Income from Operations. Income from operations in 2025 was RMB4,146.2 million (US$592.9 million), an increase of 67.5% from RMB2,475.0 million in 2024.

Non-GAAP Adjusted Operating Income. Non-GAAP adjusted operating income in 2025 was RMB4,499.8 million (US$643.5 million), an increase of 48.4% from RMB3,032.3 million in 2024.

Net Income. Net income in 2025 was RMB4,459.1 million (US$637.6 million), an increase of 42.8% from RMB3,123.4 million in 2024.

Non-GAAP Adjusted Net Income. Non-GAAP adjusted net income in 2025 was RMB4,794.7 million (US$685.6 million), an increase of 19.3% from RMB4,020.4 million in 2024.

Basic and Diluted Net Income per ADS and Non-GAAP Adjusted Basic and Diluted Net Income per ADS. Basic net income per ADS was RMB4.23 (US$0.60) in 2025, compared with RMB2.95 in 2024. Diluted net income per ADS was RMB4.21 (US$0.60) in 2025, compared with RMB2.94 in 2024. Non-GAAP adjusted basic net income per ADS was RMB4.55 (US$0.65) in 2025, compared with RMB3.81 in 2024. Non-GAAP adjusted diluted net income per ADS was RMB4.53 (US$0.65) in 2025, compared with RMB3.80 in 2024.

Business Outlook

The Company expects its total net revenues to be between RMB2.70 billion and RMB2.80 billion for the first quarter of 2026, representing approximately flat to a 3.9% year-over-year increase. Excluding freight brokerage service, net revenues are expected to range from RMB1.98 billion to RMB2.06 billion, representing an estimated year-over-year growth rate of 13.9% to 19.0%. These forecasts are based on the Company’s current and preliminary view of the market and operational conditions, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Share Repurchase Update and Quarterly Cash Dividend Policy

In March 2025, the Company’s board of directors (the “board”) approved an extension of the original share repurchase program adopted in March 2024 such that the Company may repurchase up to US$200 million of its ADSs and/or ordinary shares through March 12, 2026. As of March 11, 2026, the Company had repurchased an aggregate of approximately 5.3 million ADSs for approximately US$52.4 million from the open market under the share repurchase program, of which an aggregate of approximately 5.1 million ADSs for approximately US$50.0 million were repurchased after January 1, 2026 as part of the shareholder return plan approved in January 2026, under which the Company will return a total of US$400 million to the shareholders in fiscal year 2026. The board intends to continue to evaluate implementing additional share repurchase programs following the completion of the ongoing program, subject to then-current market conditions and necessary approvals.

To further implement the shareholder return plan, the board approved a cash dividend for the first quarter of 2026 in the amount of US$0.0042 per ordinary share, or US$0.0840 per ADS, totaling approximately US$87.5 million. The dividend will be paid on or around April 22, 2026, to holders of record of the Company’s ordinary shares at the close of business on April 8, 2026. For holders of the Company’s ADSs, cash dividends are expected to be paid through the depositary, Deutsche Bank Trust Company Americas, on or around April 22, 2026, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

The board will review the quarterly cash dividend policy periodically, and may authorize adjustments to the size and terms of the dividends to ensure that the total shareholder return value for fiscal year 2026 will be approximately US$400 million.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on March 12, 2026, or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the fourth quarter and fiscal year 2025.

For participants who wish to join the conference using dial-in numbers, please complete online registration using the link provided below prior to the scheduled call start time.

Participant Online Registration:

https://s1.c-conf.com/diamondpass/10053167-hy76t5.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers and a unique access PIN. To join the conference, please dial the provided number, enter your PIN, and you will join the conference.

The replay will be accessible through March 19, 2026, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland China:	400-120-9216
Hong Kong, SAR:	800-930-639
United Kingdom:	0800-031-4295
Singapore:	800-101-3223
Replay Access Code:	10053167

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at ir.fulltruckalliance.com.

About Full Truck Alliance Co. Ltd.

Full Truck Alliance Co. Ltd. (NYSE: YMM) is a leading digital freight platform connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. The Company provides a range of freight matching services, including freight listing, freight brokerage and transaction services. The Company also provides a range of value-added services that cater to the various needs of shippers and truckers, such as financial institutions, highway authorities, and gas station operators. With a mission to empower enterprises with greater logistics competitiveness, the Company is shaping the future of logistics with technology and aspires to revolutionize logistics, improve efficiency across the value chain and reduce its carbon footprint for our planet. For more information, please visit ir.fulltruckalliance.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income attributable to ordinary shareholders, non-GAAP adjusted basic and diluted net income per share and non-GAAP adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, as supplemental measures to review and assess its operating performance.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted operating income as income from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; and (iii) compensation cost incurred in relation to acquisitions. The Company defines non-GAAP adjusted net income as net income excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; (iv) impairment loss of long-term investment; and (v) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted net income attributable to ordinary shareholders as net income attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; (iv) impairment loss of long-term investment; and (v) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted basic and diluted net income per share as non-GAAP adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted ordinary shares, respectively. The Company defines non-GAAP adjusted basic and diluted net income per ADS as non-GAAP adjusted net income attributable to ordinary shareholders divided by the weighted average number of basic and diluted ADSs, respectively. The Company defines free cash flow as operating cash flow adjusting for the impact from capital expenditures. Capital expenditures include purchase of property and equipment and intangible assets.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as an analytical tool. The non-GAAP financial measures do not reflect all items of expense that affect its operations.

The Company reconciles the non-GAAP financial measures to the nearest U.S. GAAP performance measures. Non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income attributable to ordinary shareholders and non-GAAP adjusted basic and diluted net income per share should not be considered in isolation or construed as an alternative to operating income, net income, net income attributable to ordinary shareholders and basic and diluted net income per share or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review FTA’s non-GAAP financial measures against the most directly comparable GAAP measures. FTA’s non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FTA’s goal and strategies; FTA’s expansion plans; FTA’s future business development, financial condition and results of operations; expected changes in FTA’s revenues, costs or expenses; industry landscape of, and trends in, China’s road transportation market; competition in FTA’s industry; FTA’s expectations regarding demand for, and market acceptance of, its services; FTA’s expectations regarding its relationships with shippers, truckers and other ecosystem participants; FTA’s ability to protect its systems and infrastructures from cyber-attacks; PRC laws, regulations, and policies relating to the road transportation market, as well as general regulatory environment in which FTA operates in China; the results of regulatory review and the duration and impact of any regulatory action taken against FTA; the impact of health epidemics, extreme weather conditions and production constraints brought by electricity rationing measures; general economic and business condition; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Full Truck Alliance Co. Ltd.

Mao Mao

E-mail: IR@amh-group.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: FTA@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FTA@thepiacentegroup.com

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	5,810,347	6,066,137	867,446
Restricted cash	100,533	70,290	10,051
Short-term investments	15,002,903	11,048,309	1,579,887
Accounts receivable, net	19,643	75,133	10,744
Loans receivable, net	4,199,645	4,851,353	693,734
Prepayments and other current assets, net	2,122,902	940,552	134,497

Total current assets	27,255,973	23,051,774	3,296,359
Restricted cash	40,000	30,000	4,290
Long-term time deposits and other investments[1]	8,839,547	14,268,513	2,040,370
Investments in equity investees	1,036,571	1,043,145	149,168
Property and equipment, net	289,611	457,487	65,420
Intangible assets, net	393,477	757,408	108,308
Goodwill	3,124,828	4,025,420	575,627
Deferred tax assets	92,882	249,551	35,685
Operating lease right-of-use assets	115,654	92,218	13,187
Other non-current assets	98,532	346,512	49,551

Total non-current assets	14,031,102	21,270,254	3,041,606

TOTAL ASSETS	41,287,075	44,322,028	6,337,965

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	31,227	37,750	5,398
Amount due to related parties	—	29,674	4,243
Prepaid for freight listing fees and other service fees	571,185	637,489	91,160
Income tax payable	336,220	421,707	60,303
Other tax payable	898,396	479,286	68,537
Operating lease liabilities	41,204	33,847	4,840
Accrued expenses and other current liabilities	1,141,758	1,211,279	173,211

Total current liabilities	3,019,990	2,851,032	407,692
Deferred tax liabilities	95,570	185,578	26,537
Operating lease liabilities	23,928	1,485	212
Other non-current liabilities	12,414	12,328	1,763

Total non-current liabilities	131,912	199,391	28,512

TOTAL LIABILITIES	3,151,902	3,050,423	436,204

MEZZANINE EQUITY
Redeemable non-controlling interests	443,070	767,813	109,796
Subscription receivables	—	(20,000)	(2,860)
SHAREHOLDERS’ EQUITY
Ordinary shares	1,343	1,345	192
Additional paid-in capital	45,823,723	44,328,028	6,338,824
Accumulated other comprehensive income	3,223,944	2,742,068	392,111
Accumulated deficit	(11,372,284)	(7,020,237)	(1,003,881)

TOTAL FULL TRUCK ALLIANCE CO. LTD. EQUITY	37,676,726	40,051,204	5,727,246
Non-controlling interests	15,377	472,588	67,579

TOTAL SHAREHOLDERS’ EQUITY	37,692,103	40,523,792	5,794,825

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	41,287,075	44,322,028	6,337,965

1.

The Group’s long-term time deposits and other investments consist of RMB14,184 million long-term time deposits, RMB73 million wealth management products with maturities over one year, and RMB12 million available-for-sale debt securities as of December 31, 2025.

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Year ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Revenues:
Freight Matching Services	2,704,940	2,797,555	2,704,190	386,694	9,455,134	10,496,771	1,501,018
Freight brokerage service	1,316,140	1,094,349	961,472	137,489	4,726,989	4,199,393	600,505
Freight listing service	230,489	247,119	255,214	36,495	879,489	980,158	140,161
Transaction service	1,158,311	1,456,087	1,487,504	212,710	3,848,656	5,317,220	760,352
Value-added services	469,314	560,687	488,412	69,842	1,783,504	1,993,088	285,008
Total net revenues (including value-added taxes or “VAT” of RMB1,422.1 million and RMB1,088.6 million for the three months ended December 31, 2024 and 2025, RMB5,097.7 million and RMB4,671.4 million for the year ended December 31, 2024 and 2025, respectively)	3,174,254	3,358,242	3,192,602	456,536	11,238,638	12,489,859	1,786,026
Operating expenses:
Cost of revenues (including VAT net of government grants of RMB1,070.9 million and RMB843.2 million for the three months ended December 31, 2024 and 2025, RMB3,893.4 million and RMB3,262.4 million for the year ended December 31, 2024 and 2025, respectively)(1)	(1,391,714)	(1,605,214)	(1,076,652)	(153,959)	(5,100,558)	(4,618,796)	(660,479)
Sales and marketing expenses(1)	(471,829)	(438,809)	(497,258)	(71,107)	(1,596,763)	(1,747,759)	(249,926)
General and administrative expenses(1)	(202,265)	(161,550)	(191,869)	(27,437)	(913,763)	(709,775)	(101,496)
Research and development expenses(1)	(205,026)	(233,250)	(258,207)	(36,923)	(880,016)	(874,435)	(125,043)
Provision for credit solutions	(73,905)	(144,425)	(144,047)	(20,598)	(296,528)	(445,351)	(63,684)

Total operating expenses	(2,344,739)	(2,583,248)	(2,168,033)	(310,024)	(8,787,628)	(8,396,116)	(1,200,628)
Other operating income	5,920	1,272	3,356	480	23,970	52,455	7,501

Income from operations	835,435	776,266	1,027,925	146,992	2,474,980	4,146,198	592,899
Other income (expense)
Interest income	149,466	230,607	226,662	32,412	1,073,434	954,082	136,432
Foreign exchange gain (loss)	4,725	(2,416)	(4,308)	(616)	8,004	(17,344)	(2,480)
Investment income	10,354	24,288	31,094	4,446	54,785	94,717	13,544
Unrealized (losses) gains from fair value changes of investments	(19,612)	32,721	12,947	1,851	(20,904)	116,162	16,611
Other (expenses) income, net	(1,559)	136,231	(16,593)	(2,373)	128,152	109,232	15,620
Impairment loss	(352,742)	—	—	—	(352,742)	—	—
Share of loss in equity method investees	(1,580)	(1,815)	(10,572)	(1,512)	(2,861)	(14,814)	(2,118)

Total other (expense) income	(210,948)	419,616	239,230	34,208	887,868	1,242,035	177,609

Net income before income tax	624,487	1,195,882	1,267,155	181,200	3,362,848	5,388,233	770,508
Income tax expense	(49,861)	(274,862)	(272,869)	(39,020)	(239,411)	(929,157)	(132,868)

Net income	574,626	921,020	994,286	142,180	3,123,437	4,459,076	637,640
Less: net loss attributable to non-controlling interests	(1,177)	(11,749)	(13,396)	(1,916)	(3,548)	(27,454)	(3,926)
Less: measurement adjustment attributable to redeemable non-controlling interests	17,346	25,493	19,853	2,839	57,136	78,361	11,205

Net income attributable to ordinary shareholders	558,457	907,276	987,829	141,257	3,069,849	4,408,169	630,361

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Year ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income per ordinary share
—Basic	0.03	0.04	0.05	0.01	0.15	0.21	0.03
—Diluted	0.03	0.04	0.05	0.01	0.15	0.21	0.03
Net income per ADS*
—Basic	0.54	0.87	0.95	0.14	2.95	4.23	0.60
—Diluted	0.53	0.87	0.94	0.14	2.94	4.21	0.60
Weighted average number of ordinary shares used in computing net income per share
—Basic	20,803,347,603	20,840,884,667	20,841,527,394	20,841,527,394	20,822,835,545	20,839,163,070	20,839,163,070
—Diluted	20,913,595,702	20,910,549,643	20,909,526,453	20,909,526,453	20,902,222,036	20,928,172,684	20,928,172,684
Weighted average number of ADS used in computing net income per ADS
—Basic	1,040,167,380	1,042,044,233	1,042,076,370	1,042,076,370	1,041,141,777	1,041,958,153	1,041,958,153
—Diluted	1,045,679,785	1,045,527,482	1,045,476,323	1,045,476,323	1,045,111,102	1,046,408,634	1,046,408,634

*	Each ADS represents 20 ordinary shares.

(1)	Share-based compensation expense in operating expenses are as follows:

	Three months ended				Year ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	2,997	2,897	2,410	345	11,118	12,669	1,812
Sales and marketing expenses	13,750	12,186	7,803	1,116	50,109	55,250	7,901
General and administrative expenses	75,768	20,878	27,047	3,868	348,400	139,824	19,995
Research and development expenses	22,361	13,892	14,300	2,045	87,012	73,816	10,556

Total	114,876	49,853	51,560	7,374	496,639	281,559	40,264

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS AND FREE CASH FLOW

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Year ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	1,150,016	1,657,054	1,330,883	190,314	2,970,125	4,626,880	661,635
Net cash used in investing activities	(170,316)	(363,575)	(341,108)	(48,778)	(2,419,636)	(2,717,363)	(388,578)
Net cash provided by (used in) financing activities	221,427	62,837	(647,175)	(92,545)	(1,519,745)	(1,655,948)	(236,797)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	36,886	(17,381)	(17,167)	(2,455)	23,728	(38,022)	(5,438)

Net increase (decrease) in cash, cash equivalents and restricted cash	1,238,013	1,338,935	325,433	46,536	(945,528)	215,547	30,822

Cash, cash equivalents and restricted cash, beginning of the period	4,712,867	4,502,059	5,840,994	835,251	6,896,408	5,950,880	850,965

Cash, cash equivalents and restricted cash, end of the period	5,950,880	5,840,994	6,166,427	881,787	5,950,880	6,166,427	881,787

Net cash provided by operating activities	1,150,016	1,657,054	1,330,883	190,314	2,970,125	4,626,880	661,635
Less: Capital expenditures	(23,742)	(48,524)	(34,481)	(4,931)	(74,967)	(129,714)	(18,549)

Free cash flow (non-GAAP)	1,126,274	1,608,530	1,296,402	185,383	2,895,158	4,497,166	643,086

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Year ended
	December 31,	September 30,	December 31,	December 31	December 31,	December 31,	December 31,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Income from operations	835,435	776,266	1,027,925	146,992	2,474,980	4,146,198	592,899
Add:
Share-based compensation expense	114,876	49,853	51,560	7,374	496,639	281,559	40,264
Amortization of intangible assets resulting from business acquisitions	13,021	23,024	22,956	3,283	52,084	72,022	10,299
Compensation cost incurred in relation to acquisitions	—	—	—	—	8,562	—	—

Non-GAAP adjusted operating income	963,332	849,143	1,102,441	157,649	3,032,265	4,499,779	643,462

Net income	574,626	921,020	994,286	142,180	3,123,437	4,459,076	637,640
Add:
Share-based compensation expense	114,876	49,853	51,560	7,374	496,639	281,559	40,264
Amortization of intangible assets resulting from business acquisitions	13,021	23,024	22,956	3,283	52,084	72,022	10,299
Compensation cost incurred in relation to acquisitions	—	—	—	—	8,562	—	—
Impairment loss of long-term investment	352,742	—	—	—	352,742	—	—
Tax effects of non-GAAP adjustments	(3,255)	(5,756)	(5,739)	(821)	(13,020)	(18,006)	(2,575)

Non-GAAP adjusted net income	1,052,010	988,141	1,063,063	152,016	4,020,444	4,794,651	685,628

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Year ended
	December 31,	September 30,	December 31,	December 31	December 31,	December 31,	December 31,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to ordinary shareholders	558,457	907,276	987,829	141,257	3,069,849	4,408,169	630,361
Add:
Share-based compensation expense	114,876	49,853	51,560	7,374	496,639	281,559	40,264
Amortization of intangible assets resulting from business acquisitions	13,021	23,024	22,956	3,283	52,084	72,022	10,299
Compensation cost incurred in relation to acquisitions	—	—	—	—	8,562	—	—
Impairment loss of long-term investment	352,742	—	—	—	352,742	—	—
Tax effects of non-GAAP adjustments	(3,255)	(5,756)	(5,739)	(821)	(13,020)	(18,006)	(2,575)

Non-GAAP adjusted net income attributable to ordinary shareholders	1,035,841	974,397	1,056,606	151,093	3,966,856	4,743,744	678,349

Non-GAAP adjusted net income per ordinary share
—Basic	0.05	0.05	0.05	0.01	0.19	0.23	0.03
—Diluted	0.05	0.05	0.05	0.01	0.19	0.23	0.03
Non-GAAP adjusted net income per ADS
—Basic	1.00	0.94	1.01	0.14	3.81	4.55	0.65
—Diluted	0.99	0.93	1.01	0.14	3.80	4.53	0.65